SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of July, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 21, 2009

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by the Company or its affiliates absent registration or an exemption from registration.  The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger.  Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

Date, Time and Place: On July 21, 2009, at 10:00 a.m., at the at the Company’s headquarters, at Alameda Santos, no. 1357, 6th floor, in the city of São Paulo, state of São Paulo. Attendance: Under the terms of the Company’s By-laws, Mssrs. Paulo Henrique de Oliveira Santos, João Carvalho de Miranda and José Luciano Duarte Penido – Directors. Presiding Officers: Chairman: Paulo Henrique de Oliveira Santos; and Secretary: Eduardo Lavini Russo. Agenda: (i) authorize the Company’s board of executive officers to execute the Stock Swap Merger Protocol (Protocolo e Justificação de Incorporação de Ações, or “Stock Swap Merger Protocol”) for the Stock Swap Merger of Aracruz Celulose S.A. (“Aracruz”) with the Company, and (ii) call an Extraordinary General Shareholders’ Meeting to deliberate on the referred stock swap merger.  Unanimous Resolutions: The directors in attendance unanimously moved to: (i) authorize the board of executive officers to execute the Stock Swap Merger Protocol pursuant to Law no. 6,404/76, dated December 15, 1976, as amended (“Brazilian Corporation Law”), and Instruction no. 319, dated December 3, 1999, issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), between the Company, as acquirer (incorporadora), and Aracruz, as target (incorporada), with a view to merging the Aracruz shares held by Aracruz’s non-controlling shareholders into VCP’s assets and ascribing VCP common shares to such non-controlling shareholders.  As a result, the Company will be transformed into a wholly-owned subsidiary of VCP pursuant to Section 252 of the Brazilian Corporation Law; and (ii) calling an Extraordinary General Shareholders’ Meeting of the Company for August 24, 2009 with the intent of approving the Stock Swap Merger Protocol, as well as to deliberate on other matters related to the stock swap merger.

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Closing: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified and found to conform to the matters discussed and resolutions approved at this meeting, having been signed by everyone in attendance. São Paulo, July 21, 2009 - /s/ Paulo Henrique de Oliveira Santos, João Carvalho de Miranda and José Luciano Duarte Penido – Directors.

I hereby certify that this copy conforms to the original minutes on file with the Company.

EDUARDO LAVINI RUSSO

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: July 27, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer

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